Exhibit 4

This document is a free translation only. Due to the complexities of language translation, translations are not always precise. The original document was prepared in Spanish, and in case of any divergence, discrepancy or difference between this version and the Spanish version, the Spanish version shall prevail. There is no assurance as to the accuracy, reliability or completeness of the translation. Any person reading this translation and relying on it should do so at their own risk.

Lima, January 24th, 2024.

Dear Sirs,

Superintendency of the Securities Market

Present.-

Subject:             Material Fact

From our consideration:

Hereby and in accordance with the Regulation of Material Facts and Reserved Information, Resolution SMV No. 005-2014-SMV-01 (hereinafter, the “Regulation”), we comply with reporting the following as a Material Fact:

Following the conversations held between representatives of the Company and of Antofagasta plc (hereinafter, “Antofagasta”), the Board of Directors of the Company has agreed to call a General Shareholders’ Meeting to be held on February 22 of this year, to submit for its consideration the partial amendment of the bylaws in order to increase the number of directors from seven to nine.

This amendment would subsequently allow proposing to the General Shareholders’ Meeting the appointment of two directors proposed by Antofagasta, taking into consideration the right it has based on the percentage of its owned shares.

In this regard, the Company considers that Antofagasta’s contribution to the Board of Directors would add value to its composition , considering its experience and knowledge in the mining sector.

Sincerely,

Daniel Domínguez Vera

Stock Representative

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

Signed Digitally by:

DANIEL DOMINGUEZ VERA

Date: 01/24/2024 07:22:03 p.m.